September 19, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (215) 790-4732

Mr. David A. Simon
Vice President and Chief Financial Officer
EBL&S Property Management, Inc.
230 South Broad Street, Mezzanine Level
Philadelphia, PA  19102

Re:	National Property Analysts Master Limited Partnership
      Form 10-K for the year ended December 31, 2004
      Filed March 31, 2005
      File No. 000-24816

Dear Mr. Simon:

      We have reviewed your August 23, 2005 response letter and have the following additional comments.

1. We read your response to comment 1 and are still unclear why NPAEP and PVPG forgave amounts due under your wraparound mortgages. Please further explain to us why NPAEP and PVPG forgave these amounts and how the "future interest agreement" was considered in making this decision. In your response, please also provide us with a summary of the historical transactions which lead to your wrap mortgage with NPAEP and PVPG. In this regard, please include, but do not limit your response to, the following:

a. Explain to us how NPAEP and PVPG acquired MLPG`s interest in certain wraparound mortgages, including the form of consideration given, and whether these were acquired at a discount, premium or at face value of the wraparound mortgage held by MLPG.

b. Provide us with the ownership structure of NPAEP and PVPG
(including ownership percentages) and who provided the capital to enable NPAEP and PVPG to purchase its interest in the wraparound mortgages.

2. We note from your response to comment 1 that you did not account for the forgiveness of debt by NPAEP and PVPG as a capital contribution since the terms of your partnership agreement prohibit such capital transactions. Please clarify your basis for concluding that the provision cited in your response to comment 1 governs the accounting for this transaction rather than footnote 1 of APB 26.

3. We read your response to comment 2. You disclose in Note 9 that the net amount of $5.6 million was forgiven in connection with the disposition of properties during the year which would suggest that the $2.2 million gain on forgiveness of debt in connection with the refinancing of your Lake Mary property is excluded from this amount.
Please confirm to us that the $2.2 million gain in connection with your refinancing transaction is included in the $5.6 million gain disclosed in Note 9 and, if so, revise your disclosure in future filings to reflect this.

4. We note from your response to comment 2 that the gain from property dispositions during 2004 disclosed in Note 6 does not include the gain on forgiveness of debt. Please confirm that you will revise your disclosure in future filings since your current disclosure suggests that the net gain on your property dispositions include the forgiveness of debt.

5. We read your response to comment 2 as it relates to your reconciliation of the gain on property dispositions and forgiveness of debt for the year ended December 31, 2003. Since the gain on forgiveness of debt is $5.1 million, it would appear that you incurred a loss on the disposition of properties (excluding the gain on debt forgiveness) of $2.9 million rather than a gain of $0.9 million as reported in your statement of operations. Please advise us further or show us how you will revise your financial statements in future filings.

6. We read your response to comment 3. Please tell us how you considered the fifth bullet point in paragraph 9 of EITF 02-4 in light of your dependency on NPAEP and PVPG to forgive portions of your debt in connection with property dispositions. In addition, in considering the sixth bullet point in paragraph 9 tell us how you determined whether you could obtain funds from sources, other than existing creditors, at an effective interest rate equal to the current market interest rate for similar debt for a non-troubled debtor.

7. We read your response to comment 5 and reissue our prior
comment 5
in part.  Please provide us with the fair value computation of your
wraparound mortgage debt associated with the Lake Mary property at the time of extinguishment (forgiveness) that results in an unamortized discount of $11.5 million at December 31, 2004. In your response, please also tell us how you evaluated paragraphs 13 and
14
of APB 21 when determining to use an interest rate of 12%.


*  *  *  *


	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. David A. Simon
EBL&S Property Management, Inc.
September 19, 2005
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